No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 19, 2021, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal third quarter ended December 31, 2020 with Financial Services Agency in Japan.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today decided on the following personnel changes in its Directors and Operating Officers effective as of April 1, 2021, and made an internal decision regarding personnel changes in its Directors and Executive Officers to become effective after the transition of the Company to a company with three committees as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021.

Exhibit 3:

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today resolved that the Company will transition from a company with an audit and supervisory committee to a company with three committees. The particulars of the personnel changes in its officers accompanying this transition have been disclosed separately in the announcement dated today titled “Notice Concerning Changes in Representatives, Directors and Officers.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 19, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has been on a recovery track, it has still affected Honda’s consolidated financial results for the nine months ended December 31, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been largely resuming its business activities and there is no significant impact on its businesses in major countries or regions.

Honda’s consolidated sales revenue for the nine months ended December 31, 2020 decreased by 16.8%, to ¥9,546.7 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating profit decreased by 30.1%, to ¥447.0 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction. Profit before income taxes decreased by 16.2%, to ¥658.7 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 8.5%, to ¥444.1 billion from the same period last year.

Business Segments

Motorcycle Business

For the nine months ended December 31, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020			Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
			Change	%			Change	%
Motorcycle Business	15,038	10,591	(4,447)	(29.6)	9,732	7,263	(2,469)	(25.4)
Japan	154	155	1	0.6	154	155	1	0.6
North America	221	240	19	8.6	221	240	19	8.6
Europe	186	159	(27)	(14.5)	186	159	(27)	(14.5)
Asia	13,453	9,257	(4,196)	(31.2)	8,147	5,929	(2,218)	(27.2)
Other Regions	1,024	780	(244)	(23.8)	1,024	780	(244)	(23.8)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers decreased by 20.7%, to ¥1,258.1 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 31.4%, to ¥152.3 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction.

Automobile Business

For the nine months ended December 31, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020			Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
			Change	%			Change	%
Automobile Business	3,809	3,425	(384)	(10.1)	2,541	1,899	(642)	(25.3)
Japan	489	418	(71)	(14.5)	431	366	(65)	(15.1)
North America	1,402	1,098	(304)	(21.7)	1,402	1,098	(304)	(21.7)
Europe	103	77	(26)	(25.2)	103	77	(26)	(25.2)
Asia	1,655	1,741	86	5.2	445	267	(178)	(40.0)
Other Regions	160	91	(69)	(43.1)	160	91	(69)	(43.1)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 19.3%, to ¥6,207.7 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 77.0%, to ¥52.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses.

Financial Services Business

Sales revenue from external customers decreased by 5.5%, to ¥1,853.6 billion from the same period last year, due mainly to a decrease in revenues on disposition of lease vehicles. Operating profit increased by 27.4%, to ¥250.5 billion from the same period last year, due mainly to decreased selling, general and administrative expenses.

Life Creation and Other Businesses

For the nine months ended December 31, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
			Change	%
Life Creation Business	3,630	3,855	225	6.2
Japan	218	233	15	6.9
North America	1,661	1,815	154	9.3
Europe	502	567	65	12.9
Asia	1,038	1,012	(26)	(2.5)
Other Regions	211	228	17	8.1

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 3.0%, to ¥227.1 billion from the same period last year, due mainly to decreased sales revenue in Other businesses. Operating loss was ¥8.5 billion, an improvement of ¥0.1 billion from the same period last year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales volume and model mix. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥24.5 billion, an improvement of ¥3.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on December 31, 2020 increased by ¥200.9 billion from March 31, 2020, to ¥2,873.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥826.1 billion of cash inflows. Cash inflows from operating activities increased by ¥220.7 billion from the same period last year, due mainly to decreased payments for parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to ¥663.6 billion of cash outflows. Cash outflows from investing activities increased by ¥227.6 billion from the same period last year, due mainly to increased payments for acquisitions of investments accounted for using the equity method as well as decreased proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to ¥81.5 billion of cash inflows. Cash inflows from financing activities increased by ¥281.6 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the nine months ended December 31, 2020 are as follows:

Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. were integrated and Honda merged with Honda Engineering Co., Ltd., with an aim to transition from the current structure where sales, manufacturing, development and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely. In addition, the Innovative Research Excellence – Power Unit & Energy center and the Design center were newly established in Honda R&D Co., Ltd. In the area of power unit technologies, which is a source of Honda’s competitive strength, the Innovative Research Excellence – Power Unit & Energy center will fully demonstrate the strengths of Honda as a company that has a broad range of technologies and strive to increase the value of its product for the future with integration of research and development functions for power unit and energy technologies for motorcycles, automobiles, power products and business jets. The Design center will strengthen the consistent Honda brand across products with integration of design functions for products of motorcycles, automobiles and life creation as well.

Employees

The number of employees of Honda as of December 31, 2020 increased by 10,683, to 36,062 from March 31, 2020, due mainly to the integration of Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. and the merger with Honda Engineering Co., Ltd. by Honda in Automobile business. There was no significant changes in the total number of employees of Honda and its subsidiaries for the nine months ended December 31, 2020.

Plans for Capital Expenditures for Fiscal Year 2021

There is no decision relating to plans for significant capital expenditures for the nine months ended December 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2020 and December 31, 2020

		Yen (millions)
Assets	Note	March 31, 2020	December 31, 2020
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,672,353	¥2,873,289
Trade receivables		633,909	639,755
Receivables from financial services		1,878,358	1,684,526
Other financial assets		190,053	352,123
Inventories		1,560,568	1,448,639
Other current assets		365,769	361,229

Total current assets		7,301,010	7,359,561

Non-current assets:
Investments accounted for using the equity method		655,475	804,181
Receivables from financial services		3,282,807	3,340,466
Other financial assets		441,724	626,746
Equipment on operating leases	6	4,626,063	4,603,672
Property, plant and equipment	7	3,051,704	2,921,098
Intangible assets		760,434	807,739
Deferred tax assets		132,553	86,318
Other non-current assets		209,695	230,422

Total non-current assets		13,160,455	13,420,642

Total assets		¥20,461,465	¥20,780,203

		Yen (millions)
Liabilities and Equity	Note	March 31, 2020	December 31, 2020
		unaudited	unaudited
Current liabilities:
Trade payables		¥958,469	¥959,136
Financing liabilities		3,248,457	3,323,459
Accrued expenses		449,716	369,960
Other financial liabilities		209,065	169,775
Income taxes payable		43,759	45,945
Provisions	8	287,175	311,461
Other current liabilities		593,447	545,940

Total current liabilities		5,790,088	5,725,676

Non-current liabilities:
Financing liabilities		4,221,229	4,305,653
Other financial liabilities		303,570	286,330
Retirement benefit liabilities		578,909	570,174
Provisions	8	238,439	264,109
Deferred tax liabilities		698,868	712,612
Other non-current liabilities		344,339	339,597

Total non-current liabilities		6,385,354	6,478,475

Total liabilities		12,175,442	12,204,151

Equity:
Common stock		86,067	86,067
Capital surplus		171,823	172,026
Treasury stock		(273,940)	(273,820)
Retained earnings		8,142,948	8,487,222
Other components of equity		(114,639)	(164,892)

Equity attributable to owners of the parent		8,012,259	8,306,603
Non-controlling interests		273,764	269,449

Total equity		8,286,023	8,576,052

Total liabilities and equity		¥20,461,465	¥20,780,203

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2019 and 2020

		Yen (millions)
	Note	December 31, 2019	December 31, 2020
		unaudited	unaudited
Sales revenue	9	¥11,472,949	¥9,546,713

Operating costs and expenses:
Cost of sales		(9,090,126)	(7,594,521)
Selling, general and administrative		(1,163,591)	(1,004,211)
Research and development		(579,978)	(500,981)

Total operating costs and expenses		(10,833,695)	(9,099,713)

Operating profit		639,254	447,000

Share of profit of investments accounted for using the equity method	5	149,731	204,570

Finance income and finance costs:
Interest income		38,565	13,572
Interest expense		(15,125)	(8,563)
Other, net		(26,257)	2,128

Total finance income and finance costs		(2,817)	7,137

Profit before income taxes		786,168	658,707

Income tax expense		(254,713)	(186,809)

Profit for the period		¥531,455	¥471,898

Profit for the period attributable to:
Owners of the parent		485,288	444,102
Non-controlling interests		46,167	27,796

		Yen
		December 31, 2019	December 31, 2020
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥276.13	¥257.21

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2019 and 2020

		Yen (millions)
	Note	December 31, 2019	December 31, 2020
		unaudited	unaudited
Profit for the period		¥531,455	¥471,898

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		3,337	64,000
Share of other comprehensive income of investments accounted for using the equity method		704	613
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		99	127
Exchange differences on translating foreign operations		(90,608)	(114,008)
Share of other comprehensive income of investments accounted for using the equity method		(23,331)	5,772

Total other comprehensive income, net of tax		(109,799)	(43,496)

Comprehensive income for the period		¥421,656	¥428,402

Comprehensive income for the period attributable to:
Owners of the parent		378,667	394,202
Non-controlling interests		42,989	34,200

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2019 and 2020

		Yen (millions)
	Note	December 31, 2019	December 31, 2020
		unaudited	unaudited
Sales revenue	9	¥3,747,593	¥3,771,569

Operating costs and expenses:
Cost of sales		(2,966,552)	(2,940,964)
Selling, general and administrative		(379,648)	(381,019)
Research and development		(234,744)	(171,851)

Total operating costs and expenses		(3,580,944)	(3,493,834)

Operating profit		166,649	277,735

Share of profit of investments accounted for using the equity method		41,552	102,274

Finance income and finance costs:
Interest income		12,305	4,695
Interest expense		(7,530)	(2,014)
Other, net		(6,243)	3,733

Total finance income and finance costs		(1,468)	6,414

Profit before income taxes		206,733	386,423

Income tax expense		(75,043)	(87,094)

Profit for the period		¥131,690	¥299,329

Profit for the period attributable to:
Owners of the parent		116,432	284,051
Non-controlling interests		15,258	15,278

		Yen
		December 31, 2019	December 31, 2020
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥66.37	¥164.51

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2019 and 2020

		Yen (millions)
	Note	December 31, 2019	December 31, 2020
		unaudited	unaudited
Profit for the period		¥131,690	¥299,329

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		8,030	45,754
Share of other comprehensive income of investments accounted for using the equity method		1,308	1,040
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(65)	13
Exchange differences on translating foreign operations		77,102	(36,418)
Share of other comprehensive income of investments accounted for using the equity method		8,240	5,297

Total other comprehensive income, net of tax		94,615	15,686

Comprehensive income for the period		¥226,305	¥315,015

Comprehensive income for the period attributable to:
Owners of the parent		205,575	296,866
Non-controlling interests		20,730	18,149

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2019 and 2020

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019 (unaudited)		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the period
Profit for the period					485,288		485,288	46,167	531,455
Other comprehensive income, net of tax						(106,621)	(106,621)	(3,178)	(109,799)

Total comprehensive income for the period					485,288	(106,621)	378,667	42,989	421,656
Reclassification to retained earnings					(40)	40	—		—
Transactions with owners and other
Dividends paid	13				(147,863)		(147,863)	(54,987)	(202,850)
Purchases of treasury stock				(39,475)			(39,475)		(39,475)
Disposal of treasury stock				79			79		79
Share-based payment transactions			330				330		330
Equity transactions and others								(3,049)	(3,049)

Total transactions with owners and other			330	(39,396)	(147,863)		(186,929)	(58,036)	(244,965)

Other changes					1,775		1,775		1,775

Balance as of December 31, 2019 (unaudited)		¥86,067	¥171,790	¥(217,223)	¥8,312,797	¥107,802	¥8,461,233	¥283,023	¥8,744,256

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit for the period					444,102		444,102	27,796	471,898
Other comprehensive income, net of tax						(49,900)	(49,900)	6,404	(43,496)

Total comprehensive income for the period					444,102	(49,900)	394,202	34,200	428,402
Reclassification to retained earnings					353	(353)	—		—
Transactions with owners and other
Dividends paid	13				(100,181)		(100,181)	(40,766)	(140,947)
Purchases of treasury stock				(4)			(4)		(4)
Disposal of treasury stock				124			124		124
Share-based payment transactions			203				203		203
Equity transactions and others								2,251	2,251

Total transactions with owners and other			203	120	(100,181)		(99,858)	(38,515)	(138,373)

Balance as of December 31, 2020 (unaudited)		¥86,067	¥172,026	¥(273,820)	¥8,487,222	¥(164,892)	¥8,306,603	¥269,449	¥8,576,052

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2019 and 2020

		Yen (millions)
	Note	December 31, 2019	December 31, 2020
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥786,168	¥658,707
Depreciation, amortization and impairment losses excluding equipment on operating leases		529,727	444,545
Share of profit of investments accounted for using the equity method		(149,731)	(204,570)
Finance income and finance costs, net		(36,878)	52,741
Interest income and interest costs from financial services, net		(98,250)	(99,425)
Changes in assets and liabilities
Trade receivables		144,006	6,927
Inventories		(14,088)	88,067
Trade payables		(208,556)	78,928
Accrued expenses		(56,143)	(72,394)
Provisions and retirement benefit liabilities		(34,155)	86,077
Receivables from financial services		30,472	(11,553)
Equipment on operating leases		(248,773)	(118,989)
Other assets and liabilities		(104,211)	(151,391)
Other, net		3,782	(608)
Dividends received		104,657	119,642
Interest received		218,353	177,097
Interest paid		(113,631)	(83,502)
Income taxes paid, net of refunds		(147,350)	(144,107)

Net cash provided by operating activities		605,399	826,192

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(250,995)	(227,151)
Payments for additions to and internally developed intangible assets		(159,851)	(165,830)
Proceeds from sales of property, plant and equipment and intangible assets		10,307	4,680
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method		(4,802)	(110,747)
Proceeds from sales of investments accounted for using the equity method		—	10,376
Payments for acquisitions of other financial assets		(240,295)	(311,873)
Proceeds from sales and redemptions of other financial assets		214,102	134,639
Other, net		(1,404)	—

Net cash used in investing activities		(435,985)	(663,676)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,226,745	6,992,681
Repayments of short-term financing liabilities		(6,348,745)	(6,781,179)
Proceeds from long-term financing liabilities		1,398,797	1,356,619
Repayments of long-term financing liabilities		(1,182,699)	(1,304,276)
Dividends paid to owners of the parent		(147,863)	(100,181)
Dividends paid to non-controlling interests		(47,043)	(34,134)
Purchases and sales of treasury stock, net		(39,396)	120
Repayments of lease liabilities		(55,689)	(47,584)
Other, net		(4,237)	(555)

Net cash provided by (used in) financing activities		(200,130)	81,511

Effect of exchange rate changes on cash and cash equivalents		(21,581)	(43,091)

Net change in cash and cash equivalents		(52,297)	200,936

Cash and cash equivalents at beginning of year		2,494,121	2,672,353

Cash and cash equivalents at end of period		¥2,441,824	¥2,873,289

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2020, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the nine months ended December 31, 2019 and 2020 is as follows:

As of and for the nine months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,585,770	¥7,691,119	¥1,961,952	¥234,108	¥11,472,949	¥—	¥11,472,949
Intersegment	—	164,786	10,626	19,317	194,729	(194,729)	—

Total	1,585,770	7,855,905	1,972,578	253,425	11,667,678	(194,729)	11,472,949

Segment profit (loss)	¥222,182	¥229,000	¥196,761	¥(8,689)	¥639,254	¥—	¥639,254

Segment assets	¥1,519,250	¥7,837,663	¥10,373,083	¥362,483	¥20,092,479	¥396,227	¥20,488,706
Depreciation and amortization	50,147	417,950	615,663	10,777	1,094,537	—	1,094,537
Capital expenditures	52,849	328,282	1,730,700	10,574	2,122,405	—	2,122,405

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,258,173	¥6,207,728	¥1,853,641	¥227,171	¥9,546,713	¥—	¥9,546,713
Intersegment	—	153,209	9,520	14,270	176,999	(176,999)	—

Total	1,258,173	6,360,937	1,863,161	241,441	9,723,712	(176,999)	9,546,713

Segment profit (loss)	¥152,379	¥52,624	¥250,581	¥(8,584)	¥447,000	¥—	¥447,000

Segment assets	¥1,382,083	¥8,061,407	¥10,280,529	¥360,515	¥20,084,534	¥695,669	¥20,780,203
Depreciation and amortization	50,324	378,524	617,238	11,484	1,057,570	—	1,057,570
Capital expenditures	28,358	348,446	1,485,375	7,004	1,869,183	—	1,869,183

Segment information for the three months ended December 31, 2019 and 2020 is as follows:

For the three months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥530,227	¥2,523,149	¥616,318	¥77,899	¥3,747,593	¥—	¥3,747,593
Intersegment	—	51,736	3,470	8,471	63,677	(63,677)	—

Total	530,227	2,574,885	619,788	86,370	3,811,270	(63,677)	3,747,593

Segment profit (loss)	¥74,527	¥33,707	¥64,599	¥(6,184)	¥166,649	¥—	¥166,649

For the three months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥490,857	¥2,585,190	¥614,549	¥80,973	¥3,771,569	¥—	¥3,771,569
Intersegment	—	52,925	3,097	5,434	61,456	(61,456)	—

Total	490,857	2,638,115	617,646	86,407	3,833,025	(61,456)	3,771,569

Segment profit (loss)	¥72,715	¥123,127	¥85,715	¥(3,822)	¥277,735	¥—	¥277,735

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2019 and 2020 amounted to ¥650,927 million and ¥931,069 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,714,572	¥6,259,055	¥426,596	¥2,532,782	¥539,944	¥11,472,949	¥—	¥11,472,949
Inter-geographic areas	1,623,743	285,634	156,462	500,784	5,239	2,571,862	(2,571,862)	—

Total	3,338,315	6,544,689	583,058	3,033,566	545,183	14,044,811	(2,571,862)	11,472,949

Operating profit (loss)	¥38,066	¥280,736	¥11,004	¥274,911	¥35,555	¥640,272	¥(1,018)	¥639,254

Assets	¥4,812,390	¥11,366,463	¥652,222	¥2,966,416	¥625,857	¥20,423,348	¥65,358	¥20,488,706
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,936,823	¥4,816,100	¥59,005	¥687,869	¥133,830	¥8,633,627	¥—	¥8,633,627

As of and for the nine months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,559,844	¥5,200,322	¥350,963	¥2,124,773	¥310,811	¥9,546,713	¥—	¥9,546,713
Inter-geographic areas	1,189,865	270,594	121,711	329,638	4,509	1,916,317	(1,916,317)	—

Total	2,749,709	5,470,916	472,674	2,454,411	315,320	11,463,030	(1,916,317)	9,546,713

Operating profit (loss)	¥(31,386)	¥269,236	¥18,352	¥170,069	¥421	¥426,692	¥20,308	¥447,000

Assets	¥5,048,475	¥11,271,264	¥666,494	¥2,996,726	¥484,914	¥20,467,873	¥312,330	¥20,780,203
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,038,243	¥4,637,887	¥58,660	¥643,185	¥114,368	¥8,492,343	¥—	¥8,492,343

For the three months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥502,173	¥2,074,816	¥135,220	¥855,119	¥180,265	¥3,747,593	¥—	¥3,747,593
Inter-geographic areas	542,748	88,038	55,104	161,475	1,589	848,954	(848,954)	—

Total	1,044,921	2,162,854	190,324	1,016,594	181,854	4,596,547	(848,954)	3,747,593

Operating profit (loss)	¥(43,134)	¥101,755	¥1,201	¥88,633	¥27,130	¥175,585	¥(8,936)	¥166,649

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥559,587	¥2,068,582	¥114,672	¥892,829	¥135,899	¥3,771,569	¥—	¥3,771,569
Inter-geographic areas	518,693	99,268	58,881	136,149	1,887	814,878	(814,878)	—

Total	1,078,280	2,167,850	173,553	1,028,978	137,786	4,586,447	(814,878)	3,771,569

Operating profit (loss)	¥43,691	¥149,920	¥7,114	¥79,132	¥(1,653)	¥278,204	¥(469)	¥277,735

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2019 and 2020 amounted to ¥650,927 million and ¥931,069 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Reversal of impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2020, upon the successful completion of the tender offers targeting our affiliates which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”), the Company recognized reversal of impairment losses of ¥56,849 million which had been previously recognized on the investments in certain Target Companies accounted for using the equity method, based on quoted market values which had increased since the announcement of the tender offers. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2019 and 2020 are ¥1,728,200 million and ¥1,482,193 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2019 and 2020 are ¥854,013 million and ¥764,146 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2019 and 2020 are ¥278,168 million and ¥251,576 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2019 and 2020 are ¥27,970 million and ¥29,340 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2020 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2020	¥380,689	¥144,925	¥525,614

Provision	¥211,662	¥15,862	¥227,524
Write-offs	(126,559)	(32,941)	(159,500)
Reversal	(9,989)	(3,352)	(13,341)
Exchange differences on translating foreign operations	(5,650)	923	(4,727)

Balance as of December 31, 2020	¥450,153	¥125,417	¥575,570

Current liabilities and non-current liabilities of provisions as of March 31, 2020 and December 31, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020	As of December 31, 2020
Current liabilities	¥287,175	¥311,461
Non-current liabilities	238,439	264,109

Total	¥525,614	¥575,570

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the nine months ended December 31, 2019 and 2020 are as follows:

For the nine months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥57,997	¥1,087,118	¥92,262	¥60,831	¥1,298,208
North America	147,413	4,348,702	862,848	96,105	5,455,068
Europe	111,561	276,983	—	33,956	422,500
Asia	1,034,494	1,646,400	11	31,654	2,712,559
Other Regions	233,052	329,760	—	11,216	574,028

Total	¥1,584,517	¥7,688,963	¥955,121	¥233,762	¥10,462,363

Revenue arising from the other sources*	1,253	2,156	1,006,831	346	1,010,586

Total	¥1,585,770	¥7,691,119	¥1,961,952	¥234,108	¥11,472,949

For the nine months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥63,671	¥936,043	¥91,615	¥41,826	¥1,133,155
North America	143,742	3,408,131	778,483	98,425	4,428,781
Europe	93,641	213,196	—	39,724	346,561
Asia	802,575	1,472,728	1	34,844	2,310,148
Other Regions	152,863	167,147	—	12,079	332,089

Total	¥1,256,492	¥6,197,245	¥870,099	¥226,898	¥8,550,734

Revenue arising from the other sources*	1,681	10,483	983,542	273	995,979

Total	¥1,258,173	¥6,207,728	¥1,853,641	¥227,171	¥9,546,713

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥16,659	¥284,519	¥33,001	¥21,394	¥355,573
North America	48,655	1,479,388	243,960	31,054	1,803,057
Europe	30,790	93,825	—	9,847	134,462
Asia	355,430	556,876	2	11,390	923,698
Other Regions	78,689	107,602	—	4,153	190,444

Total	¥530,223	¥2,522,210	¥276,963	¥77,838	¥3,407,234

Revenue arising from the other sources*	4	939	339,355	61	340,359

Total	¥530,227	¥2,523,149	¥616,318	¥77,899	¥3,747,593

For the three months ended December 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,699	¥334,622	¥30,291	¥17,483	¥402,095
North America	48,628	1,478,347	257,062	32,093	1,816,130
Europe	22,540	76,339	—	14,022	112,901
Asia	335,336	621,458	—	12,376	969,170
Other Regions	64,525	72,275	—	4,851	141,651

Total	¥490,728	¥2,583,041	¥287,353	¥80,825	¥3,441,947

Revenue arising from the other sources*	129	2,149	327,196	148	329,622

Total	¥490,857	¥2,585,190	¥614,549	¥80,973	¥3,771,569

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

 (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

 (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

 (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

 (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

 (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

 (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

 (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

 (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2020 consist of the following:

	Yen (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,215	¥—	¥19,215
Interest rate instruments	—	76,589	—	76,589

Total	—	95,804	—	95,804

Debt securities	18,175	34,949	5,224	58,348
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	9,069	—	9,069
Equity securities	78,493	—	99,508	178,001

Total	¥96,668	¥139,822	¥104,732	¥341,222

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,834	¥—	¥24,834
Interest rate instruments	—	90,334	—	90,334

Total	—	115,168	—	115,168

Total	¥—	¥115,168	¥—	¥115,168

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2020.

	Yen (millions)
As of December 31, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥64,146	¥—	¥64,146
Interest rate instruments	—	70,411	—	70,411
Other	—	—	4,743	4,743

Total	—	134,557	4,743	139,300

Debt securities	23,926	33,708	4,950	62,584
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,210	—	10,210
Equity securities	227,360	—	97,209	324,569

Total	¥251,286	¥178,475	¥106,902	¥536,663

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,106	¥—	¥16,106
Interest rate instruments	—	66,089	—	66,089

Total	—	82,195	—	82,195

Total	¥—	¥82,195	¥—	¥82,195

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the nine months ended December 31, 2020.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2020 and December 31, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020		As of December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,161,165	¥5,173,553	¥5,024,992	¥5,108,915
Debt securities	62,204	62,210	193,973	193,973
Financing liabilities	7,469,686	7,408,800	7,629,112	7,748,656

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the nine months ended December 31, 2019 and 2020.

	2019	2020
Profit for the period attributable to owners of the parent (millions of yen)	¥485,288	¥444,102
Weighted average number of common shares outstanding, basic (shares)	1,757,434,612	1,726,634,998
Basic earnings per share attributable to owners of the parent (yen)	¥276.13	¥257.21

Earnings per share attributable to owners of the parent for the three months ended December 31, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended December 31, 2019 and 2020.

	2019	2020
Profit for the period attributable to owners of the parent (millions of yen)	¥116,432	¥284,051
Weighted average number of common shares outstanding, basic (shares)	1,754,227,903	1,726,645,596
Basic earnings per share attributable to owners of the parent (yen)	¥66.37	¥164.51

(13) Dividend

(a) Dividend payout

For the nine months ended December 31, 2019

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30, 2019

Resolution	The Board of Directors Meeting on November 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2019
Effective date	November 29, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

(b) Dividends payable of which record date was in the nine months ended December 31, 2020, effective after the period

Resolution	The Board of Directors Meeting on February 9, 2021
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	44,909
Dividend per share (yen)	26.00
Record date	December 31, 2020
Effective date	March 8, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(14) Subsequent Event

 Absorption-type merger

Through tender offers (the “Tender Offers”) targeting our affiliates accounted for using the equity method which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”) conducted by Honda from September 2, 2020 to October 15, 2020 and the subsequent procedures for demand for sale of shares pursuant to the provisions of Article 179 of the Company Law of Japan, Honda has obtained all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies) for the nine months ended December 31, 2020.

In accordance with the basic contract agreed between Hitachi, Ltd., Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”) which is a consolidated subsidiary of Hitachi, Ltd., the Target Companies and Honda on October 30, 2019 to conduct a management integration, agreements of absorption-type merger in which Hitachi Automotive Systems will be the surviving company, and the Target Companies will be the disappearing companies (the “Absorption-type Merger”) were respectively concluded between each of the Target Companies and Hitachi Automotive Systems on November 18, 2020.

In the Absorption-type Merger, common shares of the surviving company after the Absorption-type Merger (the “Integrated Company”) were allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Honda will account for 33.4% of the number of voting rights held by all shareholders of the Integrated Company. On January 1, 2021, the effective date of Absorption-type Merger, the Integrated Company becomes our affiliate accounted for using the equity method. As of the same date, the Integrated Company changed its name to “Hitachi Astemo, Ltd.”

Prior to the effective date of the Absorption-type Merger, in order to have the ratio of the total share value of the Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, the share values of the Target Companies had been adjusted through acquisitions of treasury shares by the Target Companies.

(15) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on February 10, 2021.

[Translation]

February 19, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Changes in Representatives, Directors and Officers

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today decided on the following personnel changes in its Directors and Operating Officers effective as of April 1, 2021, and made an internal decision regarding personnel changes in its Directors and Executive Officers to become effective after the transition of the Company to a company with three committees as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021 shall be formally determined at such Ordinary General Meeting of Shareholders and the personnel changes in Executive Officers to become effective as of the date of such Ordinary General Meeting of Shareholders shall be formally determined at a meeting of the Board of Directors to be held immediately thereafter.

The particulars of the transition to a company with three committees have been disclosed separately in the announcement dated today titled “Notice Concerning Transition to a Company with Three Committees”

Particulars

1.	Planned Personnel Changes in Directors

<As of April 1, 2021>

Persons to be or to retire Representative Directors

Name	Current Title	New Title
Toshihiro Mibe	Senior Managing Director	President and Representative Director

Takahiro Hachigo	President and Representative Director	Director

Reason for personnel change:

In order that the Company, having achieved milestones in securing a business foundation geared for the future, can evolve towards creating new value under a new management team going forward.

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2021>

Persons to be Representatives

Name	Current Title	New Title
Toshihiro Mibe	Senior Managing Director	Director, President and Representative Executive Officer

Seiji Kuraishi	Executive Vice President and Representative Director	Director, Executive Vice President and Representative Executive Officer

Toshihiro Mibe is scheduled to be promoted from Senior Managing Director to President and Representative Director as of April 1, 2021.

Reason:

Due to the transition of the Company to a company with three committees.

Candidates for Directors to be newly appointed

Name	Current Title	New Title
Asako Suzuki	Operating Executive	Director

Yoichiro Ogawa	Certified Public Accountant Founder of Yoichiro Ogawa CPA Office Outside Audit & Supervisory Board Member, Recruit Holdings Co., Ltd.	Director

Kazuhiro Higashi	Chairman and Director, Resona Holdings, Inc. Chairman and Director, Resona Bank, Limited. Outside Director, Sompo Holdings, Inc.	Director

Ryoko Nagata	Standing Audit & Supervisory Board Member, Japan Tobacco Inc.	Director

Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are candidates for Outside Directors as defined under the provisions of the Enforcement Regulations of the Companies Act of Japan.

Directors to retire

Name	Current Title
Takahiro Hachigo	President and Representative Director

Hiroko Koide	Director

Takanobu Ito	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member

Hideo Takaura	Director, Audit and Supervisory Committee Member

Mayumi Tamura	Director, Audit and Supervisory Committee Member

Ms. Hiroko Koide, Mr. Hideo Takaura, Ms. Mayumi Tamura are Outside Directors as defined under the provisions of the Companies Act of Japan.

2.	Planned Personnel Changes in Executive Officers

<As of the date of Ordinary General Meeting of Shareholders to be held in June 2021>

Executive Officers to be newly appointed

Name	Current Title	New Title
Toshihiro Mibe	Senior Managing Director	Director, President and Representative Executive Officer

Seiji Kuraishi	Executive Vice President and Representative Director	Director, Executive Vice President and Representative Executive Officer

Kohei Takeuchi	Senior Managing Director	Director, Senior Managing Executive Officer

Noriya Kaihara	Managing Officer	Managing Executive Officer

Noriaki Abe	Managing Officer	Managing Executive Officer

Yasuhide Mizuno	Managing Officer	Managing Executive Officer

Keiji Ohtsu	Operating Executive	Managing Executive Officer

Toshihiro Mibe is scheduled to be promoted from Senior Managing Director to President and Representative Director as of April 1, 2021.

Keiji Ohtsu is scheduled to be appointed as Managing Officer from Operating Executive as of April 1, 2021.

3.	Planned Personnel Changes in Operating Officers

<As of April 1, 2021>

Operating Officers to be newly appointed

Name	Current Title	New Title
Keiji Ohtsu	Operating Executive	Managing Officer

Yoshishige Nomura	Operating Executive	Managing Officer

<For Reference>

Composition of Directors and Officers as of April 1, 2021 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2021

<As of April 1, 2021>

Name	As of April 1, 2021
Toshiaki Mikoshiba	Chairman and Director

Toshihiro Mibe	President and Representative Director*[1]

Seiji Kuraishi	Executive Vice President and Representative Director

Kohei Takeuchi	Senior Managing Director

Takahiro Hachigo	Director

Hiroko Koide	Director*[2]

Fumiya Kokubu	Director*[2]

Takanobu Ito	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member

Masafumi Suzuki	Director, Audit and Supervisory Committee Member

Hideo Takaura	Director,*[2] Audit and Supervisory Committee Member

Mayumi Tamura	Director,*[2] Audit and Supervisory Committee Member

Kunihiko Sakai	Director,*[2] Audit and Supervisory Committee Member

Michimasa Fujino	Managing Officer

Shinji Aoyama	Managing Officer

Noriya Kaihara	Managing Officer

Mitsugu Matsukawa	Managing Officer

Noriaki Abe	Managing Officer

Yasuhide Mizuno	Managing Officer

Katsushi Inoue	Managing Officer

Hisao Takahashi	Managing Officer

Keiji Ohtsu	Managing Officer*[1]

Yoshishige Nomura	Managing Officer*[1]

*[1]	To be newly appointed
*[2]	Outside Directors

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2021>

Name	As of date of Ordinary General Meeting of Shareholders to be held in June 2021
Toshiaki Mikoshiba	Chairman and Director

Toshihiro Mibe	Director, President and Representative Executive Officer*[1]

Seiji Kuraishi	Director, Executive Vice President and Representative Executive Officer*[1]

Kohei Takeuchi	Director, Senior Managing Executive Officer*[1]

Asako Suzuki	Director*[1]

Masafumi Suzuki	Director

Kunihiko Sakai	Director*[2]

Fumiya Kokubu	Director*[2]

Yoichiro Ogawa	Director*[1,2]

Kazuhiro Higashi	Director*[1,2]

Ryoko Nagata	Director*[1,2]

Noriya Kaihara	Managing Executive Officer*[1]

Noriaki Abe	Managing Executive Officer*[1]

Yasuhide Mizuno	Managing Executive Officer*[1]

Keiji Ohtsu	Managing Executive Officer*[1]

Michimasa Fujino	Managing Officer

Shinji Aoyama	Managing Officer

Mitsugu Matsukawa	Managing Officer

Katsushi Inoue	Managing Officer

Hisao Takahashi	Managing Officer

Yoshishige Nomura	Managing Officer

*[1]	To be newly appointed
*[2]	Outside Directors

Resume of Representative Director to be newly appointed

As of February 19, 2021

Toshihiro MIBE

Date of Birth:    July 1, 1961 (59 years old)

Professional Experience:

April	1987	Joined Honda Motor Co., Ltd.

April	2012	Managing Officer, Honda R&D Co., Ltd.

April	2014

Operating Officer, Honda Motor Co., Ltd.

Executive in Charge of Powertrain Business, Automobile Operations, Honda Motor Co., Ltd.

Head of Powertrain Production Supervisory Unit, Automobile Production, Automobile Operations, Honda Motor Co., Ltd.

April	2015

Executive in Charge of Powertrain and Drivetrain Business, Automobile Operations, Honda Motor Co., Ltd.

Head of Drivetrain Business Unit, Automobile Production, Automobile Operations, Honda Motor Co., Ltd.

April	2016	Senior Managing Officer and Director, Honda R&D Co., Ltd.

April	2018	Managing Officer, Honda Motor Co., Ltd. Executive Vice President and Director, Honda R&D Co., Ltd.

April	2019	Executive in Charge of Intellectual Property and Standardization, Honda Motor Co., Ltd. President and Representative Director, Honda R&D Co., Ltd.

April	2020

Senior Managing Officer, Honda Motor Co., Ltd.

Executive in Charge of Monozukuri, Honda Motor Co., Ltd.

(Research & Development, Production, Purchasing, Quality, Parts, Servise, Intellectual Property, Standardization and IT)

Risk Management Officer, Honda Motor Co., Ltd.

June	2020

Senior Managing Director, Honda Motor Co., Ltd.

Director in Charge of Monozukuri, Honda Motor Co., Ltd.

(Research & Development, Production, Purchasing, Quality, Parts, Servise, Intellectual Property, Standardization and IT)

Number of shares held : 19,400 shares

*Current responsibilities in boldface

[Translation]

February 19, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Notice Concerning Transition to a Company with Three Committees

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today resolved that the Company will transition from a company with an audit and supervisory committee to a company with three committees. The particulars of the personnel changes in its officers accompanying this transition have been disclosed separately in the announcement dated today titled “Notice Concerning Changes in Representatives, Directors and Officers.”

Particulars

1. Purpose of the Transition

The Company has been striving to enhance corporate governance as one of the most important tasks for its management, based on the Company’s Fundamental Beliefs, in order to strengthen the trust of our shareholders/investors, customers and society and to seek sustainable growth and the enhancement of corporate value over the mid- to long-term, thereby becoming “a company that society wants to exist.”

In order to further strengthen the supervisory functions of management by realizing a clear separation between supervisory functions and executive functions, the Company has decided to transition to a company with three committees,* a majority members of each committee are outside directors, and which allows the transfer of broad authority for business execution from the Board of Directors to executive officers, who assume clear legal responsibility.

(* Three committees: nominating committee, audit committee, and compensation committee)

2. Transition Schedule

The Company is scheduled to transition to a company with three committees after receiving approval regarding the necessary amendments to the Articles of Incorporation at the 97th Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021. The Company will make an announcement regarding the content of the amendments to the Articles of Incorporation to be proposed at the 97th Ordinary General Meeting of Shareholders of the Company when those details have been decided.